FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of November, 2011

Euro Tech Holdings Company Limited

(Translation of Registrant’s name into English)

18/F Gee Chang Hong Centre, 65 Wong Chuk Hang Road, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form20-F ☒	Form 40-F ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12G3-2(b):82-                     .

Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

On January 1, 2005 the BVI Business Companies Act, 2004 (as amended, the “BC Act”) came into force, with the objective of replacing the now repealed International Business Companies Act (the “IBC Act”) over a two year transitional period.  The Company was incorporated under the IBC Act.

On January 1, 2007, Euro Tech Holdings Company Limited (the “Company”) was automatically re-registered under the BC Act as a BVI Business Company.  Companies that were automatically re-registered on January 1, 2007 were not required to submit new Memorandum and Articles of Association and certain key sections of the IBC Act were “grandfathered” into the BC Act: these are known as the “Transitional Provisions”.

The Transitional Provisions ensure that well-established and recognized concepts from the IBC Act, such as “authorized capital”, “capital accounts” and “surplus accounts”, remain relevant until such time as the Company elects to adopt and register new Memorandum and Articles of Association (“Amended and Restated Memorandum and Articles”) that fully conform with the BC Act.

On November 22, 2011, the Company filed Amended and Restated Memorandum and Articles of Association with the Registry of Corporate Affairs of the BVI Financial Services Commission that on November 29, 2011 became effective as of the filing date to, among other things, to (i) disapply the Transitional Provisions and (ii) remove these concepts from the Company’s charter documents removes a layer of requirements that would otherwise apply to share divisions (splits), combinations (reverse splits), redemptions and dividends.  The Company’s accounting treatment of share capital need not change. The major changes in the Amended and Restated Memorandum and Articles are summarized below:

The Prior and Amended and Restated Memorandum and Articles of Association Compared and Contrasted

The material changes that are proposed to the Company’s Memorandum and Articles of Association are described below.  The amended and restated Memorandum and Articles of Association are attached hereto as Exhibit I.

Holders of our ordinary shares are encouraged to read the amended and restated Memorandum and Articles of Association in their entirety.

Provision	Prior Memorandum and Articles of Association	Amended and Restated Memorandum and Articles of Association

Change from authorized capital to maximum number of authorized shares	The Company had an authorized capital stated in dollar amounts.

The Company is authorized to issue a set number of shares. The legal concept of share capital has been removed. This change will simplify the legal requirements for a share redemption, division (split) or combination (reverse split) of shares, a reduction or increase in the maximum number of shares that may be issued, and the declaration and payment of dividends.

Par value (see further discussion below)	The Company’s shares had a par value of $0.01 each.	The Company’s shares have no par value. A BVI company may issue no par value shares and in moving to no par value shares the Company may effect

Provision	Prior Memorandum and Articles of Association	Amended and Restated Memorandum and Articles of Association

transactions such as a share split or reverse split in one step and avoid changes to the par value of shares which result from a split or reverse split of shares with a par value.

Acquisition of own shares

The Company may only redeem shares or otherwise acquire its shares out of surplus and subject to a solvency test that reflects the more restricted solvency test applying under the now repealed IBC Act.

The Company may redeem or otherwise acquire its shares subject only to the statutory provisions under the current BC Act, which include a requirement that the Company pass the basic solvency test immediately after the redemption, namely that it will continue to be able to pay its debts as they fall due, and that its assets will exceed its liabilities.

Dividends	The Company may only declare and pay dividends out of surplus and subject to a solvency test that reflects the more restricted solvency test applying under the now repealed IBC Act.

The Company may declare and pay dividends subject only to the statutory provisions under the current BC Act, which include a requirement that the Company pass the basic solvency test immediately after the payment of the dividend, namely that it will continue to be able to pay its debts as they fall due, and that its assets will exceed its liabilities.

The primary “trigger” for the Company to amend and restate its Memorandum and Articles of Association was to change the par value of its ordinary shares from $0.01 to shares without par value. This change is designed to facilitate a reverse split (“Reverse Split”) of the Company’s ordinary shares. An element of a Reverse Split would otherwise be an examination of each issued ordinary share to ensure that par value had been paid for each such share. Having shares without par value eliminates this arduous task.

The Amended and Restated Memorandum and Articles of Association became effective on November 22, 2011. A Reverse Split appears necessary to avoid delisting from NASDAQ.OMX of the Company’s ordinary shares. As the Company previously reported, it received a deficiency letter from NASDAQ.OMX for the failure of the Company’s ordinary shares to maintain a bid price of $1.00 per share.

Financial Statements and Exhibits.

(d)	Exhibits.

3.1 Amended and Restated Memorandum of Association (filed herewith)
3.2 Amended and Restated Articles of Association (filed herewith)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURO TECH HOLDINGS COMPANY LIMITED

	By:	/s/ T.C. Leung
T.C. Leung,
Chief Executive Officer and Chairman of the Board of Directors

November 30, 2011